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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                  FILING NO. 1 FOR THE MONTH OF FEBRUARY, 2003


                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Translation of Registrant's name in English)


                       4 WEIZMAN STREET, TEL AVIV, ISRAEL
                       ----------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F  X    Form 40-F
                                      ---             ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes       No  X
                                       ---      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----------------


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

         As previously reported by the Industrial Development Bank of Israel (the "Registrant"), on August 26, 2002, the Registrant's board of directors resolved to approve the sale and transfer of the Registrant's assets and liabilities in accordance with the announcement of the Treasury of Israel, the Prime Minister's Office and the Bank of Israel.

         On January 22, 2003, the Registrant issued an Immediate Report announcing that the Board of Directors will evaluate alternatives to the sale of the Registrant's assets and liabilities, due to the difficulty of selling the Registrant's assets and liabilities as a single unit, and empowered the Registrant's management to approach the Bank of Israel, the Finance Ministry and the Government Companies in order to clarify their position regarding such alternatives.

         A translation of the Immediate Report issued by the Registrant on January 22, 2003 is included as Exhibit 1 to this Form 6-K.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


Date:  February 11, 2003           By: /s/    M. Warzager
                                       ------------------------------
                                       Name:  M. Warzager
                                       Title: General Counsel


                                   By: /s/    M. Hashavia
                                       ------------------------------
                                       Name:  M. Hashavia
                                       Title: General Secretary





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                                                                       EXHIBIT 1


                                   TRANSLATION


                                             January 22, 2003


Securities Authority       Companies Registrar       Tel Aviv Stock Exchange
Kanfei Nesharim Street     P.O. Box 767              54 Ahad Ha'am Street
Jerusalem 95464            Jerusalem 91007           Tel Aviv


Re: IMMEDIATE REPORT

          The Industrial Development Bank of Israel Ltd. (hereinafter- "the Bank") hereby issues the following Immediate Report:


1. At its meeting which took place on January 21, 2003 the bank's Board of Directors received an update from the bank's management regarding the difficulties in implementing the sale of the bank's assets and liabilities en bloc.

2. The Board of Directors has come to the conclusion that under the circumstances it is necessary to consider other alternatives to the sale of the bank's assets and liabilities and within this framework the Board considered the possibility of a controlled realization of the bank's assets (by way of sale and collection) during a limited time frame.


3. In this connection, the Board of Directors empowered the bank's management to approach the Bank of Israel, the Finance Ministry and the Government Companies Authority in order to clarify their position regarding this alternative.


                                    Sincerely yours,

                                    Industrial Development Bank of Israel Ltd.

                                    M. Warzager, Adv.           M. Hashavia
                                     General Counsel         General Secretary